April 1, 2009

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C.  20549

RE:      Manpower Inc.
    Form 10-K for the year ended December 31, 2008
    Filed February 20, 2009
    File No. 1-10686

Dear Mr. Spirgel:

I am providing the following response to the comments raised in your letter dated March 18, 2009, regarding the above-referenced filing.  Set forth below are the comments from your letter and our responses thereto.

Form 10-K for the Year Ended December 31, 2008

Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 17

1.  We believe that the business overview should include the most important matters on which company’s management focuses in evaluating financial condition and operating performance.  The business overview should provide context for management’s discussion and analysis of the financial statements.  We believe that your current business overview is too general in nature, and that you should expand this section to provide a discussion of the most important matters currently affecting your business.  Among other factors, you should address the current and expected impact of the recent economic downturn in your business, in particular in operating results and liquidity.

RESPONSE:

We have reviewed our Business Overview in light of your comments.  While we have disclosed information about these additional factors as they relate to our actual results in Management’s Discussion and Analysis, we will provide additional disclosure in our Business Overview to give readers a better understanding of how economic factors generally impact our operating results and our liquidity.  Specifically we will expand our discussion around the demand for our services and our ability to forecast future results to read as follows (please note that the new disclosures are underlined below):

Client demand for employment services is dependent on the overall strength of the labor market and secular trends towards greater workforce flexibility within each of the countries in which we operate.  Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our staffing services.  During periods of increasing demand, we are able to improve our profitability and operating leverage as our current cost base can support some increase in business without a similar increase in selling and administrative expenses.   During these periods, we generally see an increase in our working capital needs, resulting from an increase in our accounts receivable balance in line with the revenue growth, which may result in a decline in operating cash flows.

Correspondingly, during periods of weak economic growth or economic contraction, the demand for our staffing services typically declines. When demand drops, our operating profit is generally unfavorably impacted as we experience a de-leveraging of our selling and administrative expense base as expenses may not reduce at the same pace as revenues.  In periods of economic contraction, as we are now experiencing, we will have more significant expense de-leveraging, as we can only reduce selling and administrative expenses to a certain level without negatively impacting the long-term potential of our branch network and brands. We generally see a decrease in our working capital needs during these periods, primarily through the collection of our accounts receivable, which may result in additional operating cash flows.

Our Career Transition services are counter-cyclical to our staffing services, so they tend to soften the impact of any economic cycles on our overall financial results.

Due to our industry’s sensitivity to economic factors, the inherent difficulty in forecasting the direction and strength of the economy and the short-term nature of staffing assignments, it is difficult to forecast future demand for our services with any reasonable certainty.  As a result, we monitor a number of economic indicators, as well as recent business trends, to predict future revenue trends for each of our reportable segments.   Based upon these anticipated trends, we determine what level of personnel and office investments are necessary to take full advantage of growth opportunities.   Given the recent economic global downturn, and the overall uncertainty about the depth or length of the downturn, we find it even more difficult to predict our future revenue trends and profitability.  As such, we have not provided any predictions of the operating results for the company or for any of our reportable segments, because under these unusual circumstances for our industry, we are unable to make a reasonable estimate of future trends.

We will add these additional disclosures in our Form 10-Q filing for the Quarter ended March 31, 2009.

Segment Results, page 23

2.  One of the objectives of MD&A is to provide a narrative explanation of the company’s financial statements that enables investors to see the company through the eyes of management.  We note that revenue, on an organic, constant currency basis, declined significantly as compared to 2007 in the United States, France and Jefferson Wells reporting segments, and that operating unit profits, also on an organic, constant currency basis, declined in most of your reportable segments.  It appears that you have disclosed the underlying factors contributing to the declines by segment; however, it is not clear whether you expect these trends to continue on a segment basis and as a whole.  In this regard, for each period presented and in total and for each of your reportable segments, revise to:

•	disclose the impact that the current weakened economy has had on your business and describe how and the extent to which it has or you expect it to have on your results of operations; and

•
describe any other known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

For further guidance, please refer to Item 303 Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at:  http://www.sec.gov/rules/interp/33-8350.htm.

RESPONSE:

We have reviewed your comments and the guidance provided by Item 303 of Regulation S-K and the Commission’s Interpretive Release.   We believe that we have disclosed the impact of the current economic environment on each of our reportable segments, as requested under the first bullet point of your comment.  For example, we disclosed the following for our Jefferson Wells reportable segment and had similar disclosure for the other reportable segments:

Revenues decreased during the year, to $291.0 million from $332.0 million in 2007, due primarily to clients spending less given the current economic conditions.  We saw weakening demand throughout the year, with a decline of 4.7% in the first quarter and a decline of 21.8% in the fourth quarter.

The Gross Profit Margin has declined from the 2007 level due primarily to the lower utilization of our professional staff given the decrease in revenues.   We continually evaluate the portion of employees who are full-time to ensure it is appropriate given business volumes.  In the current economic environment, we have transitioned a number of employees into project-based roles in the fourth quarter to reduce our fixed costs.

Selling and Administrative Expenses decreased 8.8% in 2008 compared to 2007 due to lower office costs, as we are reducing costs in response to the softening demand.  As we adjusted our network in light of the current environment, we recorded $7.8 million of reorganization costs in the fourth quarter of 2008 for severance and other office closure charges.  We recorded $4.0 million of reorganization costs in the fourth quarter of 2007 related to severance and other office closure costs.

2008 OUP was a loss of $19.6 million compared to a loss of $5.2 million in 2007, as expense reductions could not fully compensate for the declines in Revenues and Gross Profit.

We have disclosed in our Management’s Discussion and Analysis all known trends or uncertainties that may have a material impact on the operating results for the company and for any of our reportable segments, as requested in the second bullet point of your comment. As we have noted, there was substantial uncertainty given the economic environment, which resulted in our withdrawal of guidance, reported in our Form 8-K filed on December 22, 2008.  We believed that there was more uncertainty than in prior periods, due to the heightened volatility in the markets, which meant that current trends were less likely to be an indicator of future trends.  As such, we believed that providing any additional disclosures about future trends or forecasted operating results for the company or for any reportable segment would not have been meaningful because it would have been based on speculation rather than reasonable expectations.

In future filings, we will provide information regarding future trends to the extent that it is appropriate and meaningful.

Application of Critical Accounting Policies, page 31

Goodwill and Indefinite-lived Intangible Asset Impairment, page 33

3.  We note that you were required to record partial impairments of goodwill and intangible assets associated with the Right Management reporting unit in the amount of $140.8 million and $22.3 million, respectively, during the three months ended September 30, 2008.  You cite deteriorating market conditions and general economic uncertainty, market comparables and a decline in forecasted cash flows compared to previous years, as factors that contributed to the impairment charges.  It appears that these factors were present in prior periods, and that your critical accounting policy disclosures should have provided investors with an understanding of the nature of the estimates and assumption included in goodwill and intangible asset valuations and the impact that changes in the estimates and assumption could have on your financial condition and operating performance.  Based upon the information provided in the Form 8-K filed on December 22, 2008, and in this Annual Report, it appears that the deteriorating market conditions and economic uncertainty continue to be an issue for your company and may continue to provide significant risks and uncertainties about the assumptions used to determine the fair value of your reporting units.

In light of the significance of your goodwill balance in total and by reportable segment, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information:

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•
Describe the nature of the valuation techniques you employed in performing the impairment tests.  Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis.  For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

1)	the discount rates for each reporting unit and how those discount rates were determined,

2)	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3)	your consideration of any market risk premiums.

•
Describe changes to the assumptions and methodologies, if any, since your annual impairment test.  In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.  For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•	Provide a table showing:

1)
the carrying value and the fair value of each reporting unit.  Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

2)	using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

•
In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RESPONSE:

We have reviewed your comments regarding our critical accounting policy disclosures regarding goodwill and indefinite-lived intangible asset impairment and the guidance provided within the Commission’s Interpretive Release No. 33-8350.  We have incorporated each of your bullet points below in italics with our applicable responses.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

As we disclosed under Critical Accounting Polices, the majority of our goodwill and indefinite-lived intangible assets result from the acquisitions of Right Management, United States franchises, Jefferson Wells, Elan, and Vitae.  The goodwill amounts related to these reporting units are as follows:

Goodwill by Reporting Unit:
(amounts in thousands)

Reporting Units:
Right Management	$324,392
United States	150,869
Jefferson Wells	150,205
Elan	116,141
Netherlands (Vitae)	85,424
827,031
Other reporting units	145,860
Total goodwill	$972,891

The five reporting units shown above represent 85% of our goodwill.  The remaining goodwill is not material to an individual reporting unit or in the aggregate.  In future filings, we will disclose goodwill by significant reporting unit.

In our 2008 Annual Report, we have disclosed goodwill by reportable segment in Note 7 in our Notes to Consolidated Financial Statements.  We describe below in our response to comment no. 6 why the goodwill amounts by reporting unit are not consistent with the goodwill amounts by reportable segment.  Given that explanation, we continue to believe that our goodwill disclosure by reportable segment is appropriate.

In addition, we disclosed in Note 1, Summary of Significant Accounting Policies, in our 2007 Annual Report that changes to operating results or other assumptions could result in a future goodwill impairment charge, which could have a significant impact on the reportable segments and our consolidated results.  We also included similar language under Application of Critical Accounting Policies.

•
Describe the nature of the valuation techniques you employed in performing the impairment tests.  Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis.  For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

1)	the discount rates for each reporting unit and how those discount rates were determined,

2)	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3)	your consideration of any market risk premiums.

Regarding the nature of our valuation techniques as well as the significant estimates and assumptions used, we believe that our disclosures qualitatively described the steps and significant assumptions involved.  For the majority of our reporting units, we utilized the income approach derived from discounted cash flows over a ten year period, along with a terminal value multiple.  Discount rates were calculated by determining the cost of equity and the after-tax cost of debt for each reporting unit and weighting each according to the applicable debt to equity ratio.  Included in the cost of equity and after-tax debt calculations were the following:

•	a risk-free rate based on 20-year treasury bonds,
•	a 5% equity risk premium,
•	a 3.7% size premium (except for Right Management where we used 2.6%),
•	a specific premium of 1% and
•	an after-tax cost of debt based on the yield of Baa corporate bonds.

Cash flows were determined by reviewing historical operating results and forecasts available at the time to validate revenue growth rates and profitability assumptions.  We utilized higher discount rates to offset the subjective nature of our forecasts and the resultant cash flows.  As noted above, we did consider market risk premiums in determining our discount rates.

We will add quantitative disclosure in our future filings as follows:

Under SFAS No. 142, we are required to use a two-step method for determining goodwill impairment.  In the first step, we determine the fair value of each reporting unit, generally by utilizing an income approach derived from a discounted cash flow methodology and, for certain larger reporting units, a combination of the income approach and the market approach derived from comparable public companies.  Significant assumptions used in this analysis included: expected future annual revenue growth rates, which ranged from (2.4)% to 10% over a ten year period, operating unit profit margins, working capital levels; discount rates, which ranged from 10.4% to 12.7%; and a terminal value multiple.

•
Describe changes to the assumptions and methodologies, if any, since your annual impairment test.  In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.  For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

In the fourth quarter of 2008, we completed an analysis to ascertain whether we had any triggering events requiring us to perform further goodwill impairment testing.  Our stock price was $33.99 as of December 31, 2008, which was above our December 31, 2008 book value per share of $31.86.  However, given this proximity of book value to fair value, we decided to calculate the fair value of Manpower Inc. by utilizing an income approach, derived from discounted cash flows, and a market approach.  Based on these two approaches, we calculated a fair value that was significantly higher than our carrying value and concluded that we did not have a triggering event.

Despite that conclusion, we further evaluated whether there were potential triggering events for Right Management, given the impairment recorded in the third quarter of 2008, and Jefferson Wells, as a result of the continued operating losses.  Even though the fair value of these reporting units determined in our third quarter impairment review exceeded their carrying value, and there were no triggering events, we believed it was prudent to update our impairment analysis.  To determine the fair values of these reporting units, we used a combination of the income approach and market approach, consistent with our annual impairment review.  For the income approach, we estimated the cash flows based on our available forecasts.  We considered the changes in market risk premiums, the risk free rate and the cost of debt.  These changes would have decreased the discount rates and increased the fair values, however we utilized the original discount rates from our third quarter review to calculate the fair values as the higher discount rates did not impact the results of our analysis.  For the market approach, we estimated the market value based on the third quarter value, adjusted for the decrease in the S&P 500.  We weighted the two approaches consistently with the third quarter review.  The resulting fair values were both significantly higher than either carrying value.  It would take at least a 15% decrease in fair value as of December 31, 2008 to impair the goodwill associated with either Jefferson Wells or Right Management.

•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

There were no changes to our reporting units or the allocation of goodwill by reporting unit in 2008.  Regarding the change in our goodwill by reportable segment shown in Note 7 in Notes to Consolidated Financial Statements of our 2008 Annual Report, please see our response below to comment no. 6.

•	Provide a table showing:

1)
the carrying value and the fair value of each reporting unit.  Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

2)	using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

•
In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

As previously mentioned at December 31, 2008, the fair value of each of our significant reporting units does exceed its carrying value by a significant amount.  Therefore, we believe that our current disclosures are adequate.   In future filings, if the fair value of a reporting unit no longer exceeds its carrying value by a significant amount, we will add the appropriate disclosures regarding the sensitivity of the calculation.

Cash Sources and Uses, page 27

4.  We note your disclosure stating that you believe that your internally generated funds and your existing credit facilities are sufficient to cover your near-term projected cash needs.  Clarify how you define near-term.  In addition, you should also expand significantly your discussion to address your liquidity needs on a long-term basis.  In this regard, we note that each of your segments experienced declines in revenues and operating profits throughout the year on an organic basis, slowing significantly in the last quarter of 2008.  For instance, we note that:

•	revenues contracted by 21%, 4% and 18% in France, Other EMEA and Italy, respectively;

•	operating unit profits decreased 59.8% and 26.9% (in constant currency) in the U.S. and Other EMEA segments in 2008; and

•	consolidated revenues decreased from $5.7 billion in the third quarter of 2008 to $4.6 billion in the fourth quarter of 2008.

Expand your discussion to address in detail the impact that the declines in revenues and operating profits units had in your operating cash flows in the last quarter of 2008 (including the impact of non recurring items).  Discuss how you have considered the impact of these negative trends in your liquidity on a long-term basis.  You should also address how these negative trends may impact your future ability to obtain external financings.  Also, address the potential impact of known or reasonably likely changes in credit ratings or rating outlook.  Please tell us and discuss the reasons behind your decision to repatriate approximately $522 million of foreign earnings.  Tell us and disclose whether you made this decision due to concerns that internally generated funds (excluding funds repatriation) and existing credit facilities may not be adequate enough to support your liquidity needs in a near or long-term basis.

RESPONSE:

When we refer to our near-term cash needs, we are referring to our cash needs for ‘at least the next 12 months’ and will clarify that in future filings.  As you will note in our response to comment no. 1, our operating cash flows improve in an economic downturn, therefore the significant declines in revenue and operating unit profit that you note in your comment have resulted in a reduction of working capital, which improved our liquidity situation.  We saw an improvement in our liquidity situation in the fourth quarter of 2008, with operating cash flows of $320 million in the quarter and a net debt position of only $79 million at the end of the year.  With the continued decline in demand through the first two months of 2009, we have continued to see a positive impact on our liquidity, with net debt approaching zero.  The most significant impact to our operating cash flows in the fourth quarter was the change in working capital, and while it intensified in the fourth quarter, it is the same trend that was disclosed under Cash Sources and Uses.

In preparing the disclosures included in our Management’s Discussion and Analysis, we did consider our liquidity situation on a long-term basis.  In evaluating our long-term liquidity, we take into account, what we have previously described, that our liquidity improves during an economic downturn and worsens when the economic conditions improve.  As such, we anticipate that we will not see a tightening of our liquidity situation until the economic downturn stabilizes or improves.  In our analysis, we specifically considered the following (much of which is included in our disclosure in the 2008 Annual Report):

▪
Our two Euro-denominated notes comprise 73% of our outstanding debt at year end.  These notes have a fixed interest rate and do not mature until 2012 and 2013.  We could be required to repay these notes ahead of their maturity if we have a payment default on the Revolving Credit Agreement of an amount, as defined in the notes, that is currently in excess of our borrowing level.  Based on our borrowing level and the amount of cash available to repay such borrowings, we do not currently see this as a risk.

▪
Our Revolving Credit Agreement matures in 2012.  It has certain financial covenants, as we disclosed, and based on our projections as of the time that we filed our Annual Report, we did not anticipate violating those covenants.  We will update those projections at least quarterly and update our disclosures accordingly.  We also considered that in the event that we would violate one of the covenants and we were not able to get a waiver from the banks, or were only able to amend the agreement at significantly higher costs, that we could repay the outstanding borrowings under the agreement as we had adequate cash available at that time and as projected during 2009.

▪
We met with two rating agencies, Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Financial Services LLC, in late 2008 and both agencies updated their ratings at that time.  At the time of our filing, based on those discussions and our forecasts, we did not anticipate any credit ratings or rating outlook changes.   Subsequent to our filing, we have met with Moody’s again, and as a result of this review, they lowered their rating outlook from stable to negative, but did not adjust their credit rating.

▪
As disclosed at the time of our filing, we intended to renew our accounts receivable securitization.  We had adequate cash available at December 31, 2008 and as projected during 2009 to repay any amounts borrowed in the event that we could not renew this facility.

▪
We expect to generate positive operating cash flow and do not expect to have significant cash needs until economic conditions improve.  We have no reason to believe that when economic conditions improve, our existing credit facilities will not be adequate to meet our financing needs.

▪
We believe that our current facilities are adequate.  In light of market conditions for financing and the related pressures on credit ratings, it is difficult to predict what the markets will be like in the short-term, as well as when our facilities mature in 2012.  In the event that we would need to obtain new external financing arrangements in this environment, either prior to or when the above agreements mature, we would expect to obtain facilities that have significantly higher interest costs, facility fees and stricter covenants.

Since 80% of our operations are overseas, most of our cash is generated overseas.  While we continue to reinvest most of the cash locally, we have historically repatriated funds from certain countries, as needed, to meet some of our corporate funding needs.   We have historically reviewed these amounts each quarter and routinely recorded the appropriate tax cost as required by APB 23.  Based on the guidance provided from an SEC Corporate Finance Speech dated December 9, 2008, we added disclosure this year to identify the total amount ($522 million) that we had identified as not being permanently reinvested.  As we disclosed, we do not have any current plans to repatriate any of these funds, however we will do so if and when the needs arise.

We assess liquidity on a company-wide basis, including all of our entities, both in the United States and overseas.  We have cash needs at a local level as well as at a corporate level, so we consider all internally generated funds and all cash needs in our analysis, including any amounts that would need to be repatriated.  In future filings, we will continue to consider all of these factors and revise our disclosures, as appropriate to reflect any significant changes.

Consolidated Statements of Cash Flows, page 44

5.  It appears that you generated significantly higher cash flows from operating activities in the last quarter of 2008 as compared to prior 2008 quarters.  However, it appears that the reason for the increase was due to a significant decline in account receivables which was partially offset by a significant decrease in accounts payable.  If true, please expand your discussion accordingly.  Also, we note that the $498 million account receivable decrease in the last quarter of 2008 significantly exceeded the decrease in accounts receivable in prior 2008 quarters.  Disclose and tell us the reasons why.

RESPONSE:

In response to your comment, we would note that cash flows from operating activities did increase due to the decline in accounts receivable.   Under Cash Sources and Uses, we disclosed the impact of accounts receivable on our operating cash flows. Similar to accounts receivable, accounts payable fluctuates in the normal course of our business; however it generally has a lesser impact on our overall working capital needs.

The disclosure on page 28 of our Annual Report is as follows:

Working capital is primarily in the form of trade receivables, which generally increase as revenues increase.  The amount of financing necessary to support revenue growth depends on receivables turnover, which differs in each market where we operate.

During 2008, cash provided by operating activities was $792.0 million, compared to $432.2 million for 2007 and $359.1 million for 2006.  The increase in 2008 from 2007 is primarily attributable to the change in working capital, as accounts receivable has declined due to the decrease in business volumes.

Accounts Receivable decreased to $3,629.7 million as of December 31, 2008 from $4,478.8 million as of December 31, 2007.  This decrease is due primarily to changes in foreign currency exchange rates and decreased business volumes.  At constant exchange rates, the Accounts Receivable balance at December 31, 2008 would have been approximately $320.4 million higher than reported.

While these disclosures do not specifically address the fourth quarter results, we added them for the first time this year to address the accounts receivable decline in 2008, so that we would more fully explain the actual results.  We continue to believe that this disclosure is appropriate.

Notes to Financial Statements

Note 7, Goodwill, page 60

6.  We refer to the tabular disclosure of goodwill by reportable segment on page 60.  We note that the beginning carrying value as of December 31, 2007 has changed significantly by reportable segment from the table presented on page 51 of your 2007 annual report.  Specifically we note that the goodwill you allocated to the “Jefferson Wells,” “Right Management” and “Other Operations” segments at December 31, 2007 have changed from the amounts previously reported.  We also note that you are allocating goodwill to the Corporate segment.  Please tell us the rationale for these changes and disclose what is included in the “Corporate” segment.

RESPONSE:

The allocation of goodwill did not change during 2008.  However, in preparing our third quarter 2008 Form 10-Q, we realized that our disclosure of goodwill in Note 7 to our 2007 Annual Report was made on a reporting unit basis for Right Management and Jefferson Wells and this was not consistent with how we disclosed the amounts by reportable segment in Note 15, Segment Data, in the 2007 Annual Report. The goodwill related to both the Right Management and Jefferson Wells acquisitions has always been reported as part of Corporate in our Segment Data footnote.  Therefore, we revised the goodwill information included in Note 7 during the third quarter of 2008 to reflect the goodwill balances by reportable segment.  We also added disclosure that the majority of the goodwill balance recorded at Corporate relates to the acquisitions of Right Management and Jefferson Wells.

We generally record goodwill on the acquiring entity’s books.  We do not push the goodwill down to the acquired entity.  Consequently, when Right Management and Jefferson Wells have made decisions to acquire an entity, we have recorded the goodwill related to those acquisitions directly within the respective reportable segment.  When Manpower acquired Right Management and Jefferson Wells, we recorded the goodwill directly within Corporate.  For purposes of testing goodwill for impairment, we combined the goodwill recorded on Corporate with the goodwill recorded on the respective reporting unit.  Since the appropriate amount of goodwill is allocated to the respective reporting units for purposes of conducting the impairment analysis, we believe that this approach is in accordance with paragraph 34 of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets.”

When we recorded the Right Management impairment charge during the third quarter, we recorded it against the goodwill recorded at Corporate and disclosed this in Note 7.

7.  On page 49, you indicate that the impairment charge taken in the third quarter of 2008 is attributed to the Right Management reporting unit.  On page 60; however, the impairment charge is being presented as a reduction to the carrying value of goodwill attributed to the “Corporate” segment.  Please explain.

RESPONSE:

Please see our response in comment no. 6.

Note 16, Quarterly Data, page 71

8.  Refer to note 16 on page 71 of your annual report.  Disclose the reasons for the increase in gross profit as a percent of revenues in the last quarter of 2008 as compared to the third quarter of 2008.  In this regard, we note on page 19 that you increased your gross profit in the last quarter of 2008 due to non-recurring items such as the $48.2 million business tax refund and $68 million due to a modification in the calculation of payroll taxes in France.  Also disclose that operating profit and net earnings (loss) includes the impact of the $163.1 million impairment charge recorded in the third quarter of 2008.  In addition, disclose any other non-recurring items that have had a material impact on your quarterly data.

RESPONSE:

We note your comment and will disclose the impact of this and any other significant items included in the quarterly information in our future filings.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments, or comments regarding our responses, we would appreciate the opportunity to discuss those with you via phone.  To the extent you have any such questions or comments, please do not hesitate to call Sherri Albinger, Corporate Controller and Chief Accounting Officer at 414-906-6626 or me at 414-906-6305.

Sincerely,

/s/Michael J. Van Handel

Michael J. Van Handel
Executive Vice President,
Chief Financial Officer